File No. 70-9091

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                             CSW INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                             CSW International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

                  Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017


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                  Central  and South West  Corporation,  a Delaware  corporation
("CSW")  and a  registered  holding  company  under the Public  Utility  Holding
Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and a wholly-owned nonutility
subsidiary  of  CSW  ("CSWI"  and,   collectively  with  CSW  and  Energy,   the
"Applicants"), hereby file this Amendment No. 1 (the "Amendment No. 1") to the Form U-1 Application-Declaration (the "Application-Declaration") filed in File No. 70-9091 to amend the Application-Declaration to seek the authority of the Commission as set forth below. Except as set forth in this Amendment No. 1, the Application-Declaration remains as previously filed.
                  In summary, pursuant to the Application-Declaration as amended by this Amendment No. 1, the Applicants seek an order of the Commission under
Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, authorizing Energy, CSWI and any subsidiary of an Applicant other than CSW's
domestic   operating   utility   subsidiaries   (collectively,   the  "Operating
Companies") from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices. No such energy-related services will be rendered to an associate company unless one or more the following conditions are satisfied: (i) such associate company is an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States or is a foreign utility company, as defined in Section 33 of the Act ("FUCO" and, collectively with EWGs, "Exempt Projects"); (ii) such associate company is an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC") or the appropriate state public utility commission, provided that the purchaser of energy produced by such associate company is not an Operating Company; (iii) such services are rendered to such associate company in respect of a "qualifying facility" ("QF"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use not for resale, or to an electric utility company, other than an Operating Company, at the purchaser's "avoided cost" determined in accordance with the regulations promulgated by FERC under PURPA or at such other rates negotiated at arm's length with such electric utility company; (iv) such associate company is an EWG or a QF that sells electricity at rates approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity produced by such associate company is not an Operating Company; (v) such associate company is a subsidiary of an Applicant, the sole business of which is developing, owning and/or operating Exempt Projects or QFs, or providing services (directly or indirectly) to such Exempt Projects or QFs, each as described in clauses (i), (ii), (iii) or (iv) above; or
(vi) such associate company is a subsidiary of an Applicant, which subsidiary does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States. Item 1. Description of Proposed Transaction.
                  Item 1 is hereby amended and restated in its entirety as follows:
                  (1) History and Nature of Request. CSW is a registered holding company under the Act. Since 1990, CSW, directly or through Energy, has engaged in development activities to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), QFs and independent power facilities, including EWGs.1 Since 1994, CSW, directly or through CSWI, has engaged in development and investment activities in Exempt Projects, and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation services) to foreign electric utility enterprises that are not Exempt Projects.2
                  The Applicants now seek the approval of the Commission required under the Act: (i) for CSWI, Energy and any subsidiary of an Applicant other than any Operating Company from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices and
(ii) for such other relief as may be required under the Act. The authority requested pursuant to this Application-Declaration constitutes new authority separate from the authority granted previously by the Commission to the Applicants.
                  The requested time limit of Commission authorization, within which the Applicants may engage in such activities, is until December 31, 2003. After such date, the Applicants request approval to retain and preserve any agreement entered into for the rendering of energy-related services by Energy, CSWI or any subsidiary of an Applicant other than any Operating Company, on or
prior   to   such    date    pursuant    to    authority    granted    by   this
Application-Declaration.
                  The transactions described in this Application-Declaration help to fulfill the goals of CSW's program to provide energy-related services that are derivative of the core business of the Operating Companies. New domestic and international business opportunities constitute a potential source of growth for the CSW system which would benefit CSW's ratepayers and shareholders. In order to take advantage of the expertise the CSW system has developed over its long history, the Applicants propose to participate in the transactions described in this Application-Declaration. If any future exemption under the Act provides the Applicants with greater latitude with respect to any
of  the   matters   for  which   authority   is   requested   pursuant  to  this
Application-Declaration, the Applicants intend to rely on that exemption rather than on any authority granted pursuant to this Application-Declaration.
                  (2) Associate Contracts. The Applicants seek authority of the Commission pursuant to Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder for CSWI, Energy and any subsidiary of an Applicant other than any Operating Company from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices. No such energy-related services will be rendered to an associate company unless one or more the following conditions are satisfied: (i) such associate company is an EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States or is a FUCO; (ii) such associate company is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser of energy produced by such associate company is not an Operating Company; (iii) such services are rendered to such associate company in respect of a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use not for resale, or to an electric utility company, other than an Operating Company, at the purchaser's "avoided cost" determined in accordance with the regulations promulgated by FERC under PURPA or at such other rates negotiated at arm's length with such electric utility company; (iv) such associate company is an EWG or a QF that sells electricity at rates approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity produced by such associate company is not an Operating Company; (v) such associate company is a subsidiary of an Applicant, the sole business of which is developing, owning and/or operating Exempt Projects or QFs, or providing services (directly or indirectly) to such Exempt Projects or QFs, each as described in clauses (i), (ii), (iii) or (iv) above; or (vi) such associate company is a subsidiary of an Applicant, which subsidiary does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States. None of the associate companies specified in clauses (v) or (vi) above that shall acquire services at market-based rates pursuant to the authority sought under this Application-Declaration will sell, or offer to sell, services to any Operating Company without additional Commission authority.
                  The Commission's authorization of fair market prices with regard to energy-related services rendered to an associate company shall not be binding on FERC or any state public-utility commission having jurisdiction over
rates  charged  by  any  such  associate  company.   The  Applicants  and  their
subsidiaries will not assert or take any position to the contrary in any administrative or judicial proceeding involving the determination of rates that may be charged by any such associate company.
                  In no event will the agreements for such goods or services contemplate as of the time of their execution and delivery that such goods or services will be provided at a price less than the cost to CSWI, Energy or any subsidiary of an Applicant other than any Operating Company (as the case may be) or at a price that would result in any subsidization of such associate company by CSWI, Energy or any such subsidiary. In no event will the provision of such services adversely affect the ratebase or the costs to ratepayers of any Operating Company.
Item 6.  Exhibits and Financial Statements.
                  Item 6 is hereby amended to submit an Amended Exhibit 1 that reflects amendments made to the Application-Declaration pursuant to this Amendment No. 1.

         Amended Exhibit 1  -       Proposed Notice of Proceeding.

__________

              1 See HCAR Nos. 25162  (September 28, 1990),  25414  (November 22,
         1991),  25728  (December 31, 1992) and 26417 (November 28, 1995) issued in File No.  70-7758;  HCAR  Nos.  25866  (August  6,  1993)  and 26416
         (November 28, 1995) issued in File No. 70-8205; and HCAR No. 266531 (January 24, 1997) issued in File No. 70-8809.

              2 See HCAR Nos. 26156 (November 3, 1994) and 26383  (September 27,
         1995)  issued in File No.  70-8423;  and HCAR No.  266531  (January 24,
         1997) issued in File No. 70-8809.

              1 See HCAR Nos. 25162  (September 28, 1990),  25414  (November 22,
         1991),  25728  (December 31, 1992) and 26417 (November 28, 1995) issued in File No.  70-7758;  HCAR  Nos.  25866  (August  6,  1993)  and 26416
         (November 28, 1995) issued in File No. 70-8205; and HCAR No. 266531 (January 24, 1997) issued in File No. 70-8809.

              2 See HCAR Nos. 26156 (November 3, 1994) and 26383  (September 27,
         1995)  issued in File No.  70-8423;  and HCAR No.  266531  (January 24,
         1997) issued in File No. 70-8809.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 6, 1998


                                 CENTRAL AND SOUTH WEST CORPORATION


                                 By:/s/ WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 6, 1998


                                 CSW ENERGY, INC.


                                 By:/s/ TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                 Officer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 6, 1998

                                 CSW INTERNATIONAL, INC.


                                 By:/s/ TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                 Officer

                                INDEX OF EXHIBITS


EXHIBIT                                                          TRANSMISSION
NUMBER                        EXHIBIT                               METHOD

     1             Amended Proposed Notice of Proceeding.         Electronic